UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 .
Commission File Number  001-14927
Opinion Research Corporation
(Exact name of registrant as specified in its charter)
600 College Road East, Suite 4100, Princeton, NJ 08540 (609) 452-5400
(Address, including zip code, and telephone number, including area code, of registrant’s principalexecutive offices)
$0.01 Par Value Common Stock
(Title of each class of securities covered by this Form)
N/A
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: One
Pursuant to the requirements of the Securities Exchange Act of 1934 Opinion Research Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	December 4, 2006	By:	/s/ John F. Short

John F. Short
Chief Executive Officer